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Via EDGAR

June 20, 2014

Mr. Mark P. Shuman
Branch Chief – Legal
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE:     Kimball Electronics, Inc.
Form 10
Filed May 12, 2014
File No. 001-36454

Dear Mr. Shuman:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated June 6, 2014 (the “Comment Letter”), regarding the review of Form 10 filed by Kimball Electronics, Inc. (the “Company” or “Kimball Electronics”) on May 12, 2014.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (the “Registration Statement”) are being transmitted electronically via the Edgar system today for filing under the Securities Exchange Act of 1934. In addition to the Edgar transmission, we are sending via overnight delivery a copy of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on May 12, 2014 and certain supplemental information described herein. Amendment No. 1 includes revisions made in response to the comments in the Comment Letter. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

The numbered paragraphs and headings on the following pages correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the Registration Statement or the Information Statement attached as Exhibit 99.1 thereto, as applicable.

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Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

Information Statement, Exhibit 99.1
Summary of the Spin-Off, page 8

1.
Please consider summarizing conflicts of interest that management or the board of directors may have with respect to the proposed transaction. You state in the risk factor on page 21 that certain members of your board of directors will also continue to serve as directors of Kimball International, Inc.

Kimball Electronics’ Response:
The Company has revised the disclosure on page 11 of the Information Statement in response to the Staff’s comment.

Risk Factors
General

2.
Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or security. Many of your risk factors merely state a fact about your business without fully describing the risks associated with that fact. Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text.

Kimball Electronics’ Response:
In response to the Staff’s comment, the Company has revised certain of its risk factor headings to ensure that each heading succinctly describes the specific risk or risks discussed in the text of the risk factor.

Reduction of purchases by or the loss of one or more key customers…, page 13

3.
Please revise this risk factor to discuss that you expect revenues from your largest customer, Johnson Controls, Inc., to decline beginning in fiscal year 2015 as certain programs by this customer reach end-of-life and as the customer transitions to insource other programs.

Kimball Electronics’ Response:
The Company has revised the disclosure on page 13 of the Information Statement in response to the Staff's comment.

Special Note About Forward-Looking Statements, page 24

4.
We note your references to the Private Securities Litigation Reform Act of 1995 and statement that your filing contains forward-looking statements within the meaning of that legislation on pages 24 and 55. Please be advised that we view your filing as the company’s initial public offering. See paragraph (b)(2)(D) of Section 21E of the Securities Exchange Act and revise appropriately.

Kimball Electronics’ Response:
The Company has revised the disclosure on page 25 and 57 of the Information Statement in response to the Staff’s comment.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

The Spin-Off
Background, page 24

5.
Please discuss the background of the spin-off in greater detail, including the material legal and financial issues that led Kimball International, Inc.’s board to approve the separation of the electronic manufacturing services business from the office and hospitality furniture business, and recommend that the company be spun-off as a stand-alone public company. Please provide a reasonably detailed summary of the process in which the transaction was designed.

Kimball Electronics’ Response:
The Company has revised the disclosure on pages 25 and 26 of the Information Statement in response to the Staff’s comment.

6.
To the extent that the board’s decisions to effect a spinoff was based in material part on the analysis or recommendation of financial advisors, it appears that you should identify the outside advisors to Kimball International, Inc. and the company and discuss the nature of the reports and recommendations by them. In addition, please address what consideration Kimball International, Inc.’s board gave to the allocation of assets, liabilities, rights and indemnifications between Kimball International, Inc. and the company in connection with the separation and distribution agreement, transition services agreement, trademark license agreement, and employee matters agreement. Explain whether the current agreements reflect terms that would be negotiated between independent parties.

Kimball Electronics’ Response:
In response to the Staff’s comment, we note that although Parent’s Board of Directors consulted with a financial advisor as part of its evaluation of alternatives to the spin-off, the decision to spin-off Kimball Electronics was reached for the reasons described on pages 25 and 26 of the Information Statement under the heading “The Spin-Off — Reasons for the Spin-Off” and was not based on the analysis or recommendation of a financial advisor. In addition, the Company has revised the disclosure on pages 26 and 27 of the Information Statement in response to the Staff’s comment to (1) address the consideration Kimball International, Inc.’s board of directors gave to the allocation of assets, liabilities, rights and indemnifications between Kimball International, Inc. and Kimball Electronics in connection with the separation and distribution agreement, transition services agreement, trademark license agreement, and employee matters agreement and (2) explain that the agreements will not reflect terms that would be negotiated between independent parties.

Manner of Effecting the Spin-Off, page 25

7.
Please quantify the costs associated with the contemplated transaction to be borne by Kimball Electronics, and the amount of debt you will assume or incur to cover these costs and for working capital as a stand-alone company.

Kimball Electronics’ Response:
In response to the Staff’s comment, we note that the existing disclosure on page 77 of the Information Statement under the section titled “Allocation of Spin-Off Expenses” provides that Parent will be responsible for all of Kimball Electronics and its fees, costs and expenses incurred prior to the Distribution Date in connection with the spin-off and that each party will be pay its own fees, costs and expenses incurred following the spin-off, if any. The historical financial statements include an allocation of spin-off costs to Kimball Electronics, and the pro forma financial statements include an adjustment to remove these nonrecurring costs. The pro forma Note 1 on page 40 discloses the amount of spin-off costs removed. In addition, it is not anticipated that Kimball Electronics will assume or incur any debt in connection with the spin-off or for working capital needs as a standalone company prior to or as of the date of the spin-off.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

U.S. Federal Income Tax Consequences of the Spin-Off, page 26

8.
You state that you are providing a summary of “certain” U.S. federal income tax consequences to the holders of Kimball International, Inc.’s common stock. Revise the first sentence under this subheading to clarify that you are describing the material U.S. federal income tax consequences of the spin-off to investors.

Kimball Electronics’ Response:
The Company has revised the disclosure on page 27 of the Information Statement in response to the Staff’s comment.

Conditions to the Spin-Off, page 29

9.
Please specify the “material regulatory approvals and other consents necessary to consummate the distribution” that you refer to on page 29. Describe the progress to date in obtaining regulatory approvals and consents.

Kimball Electronics’ Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 31 of the Information Statement to remove the reference to “material regulatory approvals and other consents necessary to consummate the distribution.”

Unaudited Pro forma Combined Financial Statements, page 35

10.
To the extent that the Parent Distribution Agreement services and allocations differ from historical general corporate allocations to Kimball Electronics please revise your disclosure and, as applicable revise your pro forma presentation accordingly.

Kimball Electronics’ Response:
The Company has not finalized the Distribution Agreement yet, but at this time no material pro forma adjustments are expected other than those that are already disclosed in Notes To Unaudited Pro Forma Combined Financial Statements. These adjustments include the transfer of a Parent facility which will serve as Kimball Electronics' headquarters, the transfer of information technology assets, and the removal of spin-off costs. The Company believes that the general corporate allocations included in the historical financial statements and these additional pro forma adjustments will reasonably approximate the allocations per the Distribution Agreement. If upon finalization, the Distribution Agreement includes additional allocations, the Company will revise the pro forma presentation to add appropriate pro forma adjustments.
To clarify the language, on page 36 of the Information Statement, the Company inserted the bold underlined wording as follows:
The summary unaudited pro forma combined financial data as of and for the nine months ended March 31, 2014 and for the year ended June 30, 2013 have been prepared to reflect the spin-off, including: (i) the distribution of shares of our common stock by Parent to its Share Owners; (ii) assets, liabilities and related expenses assumed from, or transferred to, Parent that were excluded/included in our historical Combined Financial Statements, including those related to the Distribution Agreement and the Tax Matters Agreement, described under “Certain Relationships and Related Party Transactions — Agreements with Parent Related to the Spin-Off.”

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

11.	We will review your pro forma financial statements, including the nature of pro forma adjustments, when the amounts to be included in your unaudited pro forma financial statements are finalized.
Kimball Electronics’ Response:
Amendment No. 1 includes certain pro forma adjustments, including adjustments related to the transfer of a Parent facility which will serve as Kimball Electronics' headquarters, the transfer of information technology assets, and the removal of spin-off costs. In relation to these adjustments, current and deferred taxes were also adjusted. Other pro forma adjustments will be included in future Form 10 Amendments as the amounts are finalized. These include adjustments related to a new credit facility which Kimball Electronics intends to enter into at or prior to the Distribution, the amount of cash to be distributed to Kimball Electronics, and the distribution ratio of Kimball Electronics stock to Parent stock which affects earnings per share and the accounts within Share Owners' Equity.

Business
Customer Concentration, page 40

12.
Please tell us what consideration you have given to discussing the material terms of the agreements with your significant customers, Johnson Controls, Inc. and Phillips, including but not limited to the termination dates of the agreements.

Kimball Electronics’ Response:
In response to the Staff's comment, the Company has revised the disclosure on page 44 of the Information Statement to describe the general terms with respect to the termination of the Company's agreements with customers, which includes the Company's arrangements with JCI and Philips. The details of these agreements are considered confidential by the Company's customers because they do not want their competitors to have access to detailed information regarding the commercial arrangements with their key supply partners, and therefore the Company is not disclosing the specific terms of agreements with Johnson Controls, Inc. and Phillips.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 46

13.
Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company’s financial condition. Challenges that should be discussed include the transition from being a part of Kimball International, Inc. to an independent publicly traded company. For example, discuss the high level of competition in the industry that you reference in the risk factor and how that impacts your ability to implement price increases and, in some cases, even maintain prices. As a further example, discuss the uncertainty related to the phase-out of Johnson Controls, Inc.’s programs and the amount of revenue that will be impacted by the decrease in sales volume. Consider quantifying the contributions to the company’s revenue from Johnson Controls, Inc. from the programs that will reach end-of-life and will be in-sourced.

Kimball Electronics’ Response:
The Company revised the disclosure on pages 43, 44 and 47 of the Information Statement in response to the Staff’s comment. As disclosed on pages 13, 44 and 50, the Company has quantified the contributions to the Company's revenue from Johnson Controls, Inc. from the programs that will reach end-of-life and will be in-sourced.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

14.
Please tell us what consideration was given to including a discussion of non-financial metrics that are key performance indicators for your business. For example, you discuss new customers, new programs and employees however you have not quantified these metrics or the changes therein for each period presented. Refer to Section III.B.1 of SEC Release 33-8350.

Kimball Electronics’ Response:
In response to the Staff’s comment regarding non-financial metrics, the Company has considered the inclusion of key non-financial performance indicators for its business. Key non-financial metrics that are monitored are generally at the customer or contract level, and involve metrics that are specific to performance at that level. As an example, the Company monitors the feedback from its customers that is generated through a customer scorecard process, which is generally in a format that is supplied by the customer. Due to the variability in formats and metrics, it is not practical to aggregate these into a consolidated metric that would provide meaningful information to our investors.

15.
Tell us what consideration you gave to including discussion of the nature and scope of the Parent Distribution Agreement and the reasonably likely impact on results of operations and financial position.

Kimball Electronics’ Response:
The Company has revised the disclosure on page 47 of the Information Statement in response to the Staff’s comment.

Results of Operations - Six Months Ended December 31, 2013 Compared with Six Months Ended December 31, 2012, page 47

16.
With regard to material changes in your sales and expenses, please tell us what consideration was given to providing further detail of the underlying causes for such changes. In this regard, tell us how you considered whether disclosure of revenue by business unit, by market, from new and existing customers, or other factors, is necessary to an understanding of your results of operations. Also tell us what consideration was given to disclosing the extent to which changes in revenue are attributable to changes in price or volume and the impact of foreign currency exchange rate fluctuation. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835.

Kimball Electronics’ Response:
The contract nature of the Electronic Manufacturing Services industry results in each customer and/or contract having a unique revenue profile.  The number of and variation in contracts and products, timing of new product launches and expiring programs, along with variability in market acceptance of the Company's customers new product introductions make it difficult to meaningfully relate changes in revenue specifically to price or volume.  Customers often do not communicate reasons for changes in demand, causing the Company to rely more on market trends to understand variations in contract revenue.  The Company believes relating changes in revenue to overall market trends and contract awards provides a more meaningful explanation of variation in revenue.
The impact of foreign currency exchange rate fluctuation to the Company's revenue has historically been immaterial.
The Company has revised the disclosure on page 49 of the Information Statement in response to the Staff's comment. The Company has also revised the disclosure for the fiscal year 2013 and fiscal year 2012 Results of Operations on pages 51 and 53 of the Information Statement.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

Liquidity and Capital Resources
Cash Flows
Cash Flows from Operating Activities, page 53

17.
We note that in fiscal 2013, changes in working capital included a $24.6 million increase in accounts receivable which primarily resulted from higher sales volumes and a shift in the mix of sales at the end of fiscal year 2013 toward customers with longer payment terms. We further note from disclosure on page F-9 that you sold $207 million of accounts receivable in fiscal 2013, which was substantially higher than the amount sold in fiscal 2012. Please revise to disclose the impact of factoring and collections. Also, tell us what consideration was given disclosing days sales outstanding for each period presented. Refer to Item 303(a)(1) of Regulation S-K and Section IV.B of SEC Release 33-8350.

Kimball Electronics’ Response:
The Company has revised the working capital disclosure on page 55 of the Information Statement to quantify the impact of the increased volume and the shift in the mix of sales at the end of fiscal year 2013 toward customers with longer payment terms. Factoring arrangements had an immaterial impact on the year over year accounts receivable comparison as they had reduced accounts receivable by approximately the same amounts as of both June 30, 2013 and June 30, 2012. The Days Sales Outstanding disclosure was also added. In addition, to clarify why the sale of accounts receivable increased in fiscal year 2013 compared to fiscal year 2012, the Company has revised the disclosure on page F-9 of the Information Statement.

Credit Facilities, page 53

18.
Please clarify the estimated amount of funds to be drawn on the credit facility that you intend to enter into prior to or concurrent with the spin-off. It is unclear whether you intend to borrow funds in connection with the spin-off or shortly thereafter and how that relates to your overall corporate financial strategy.

Kimball Electronics’ Response:
The Company has revised the disclosure on page 56 of the Information Statement in response to the Staff's comment.

Critical Accounting Policies, page 55

19.
For your critical accounting policies, please tell us what consideration was given to also disclosing the impact of significant accounting estimates and assumptions on your financial condition and operating results. For example, with regard to excess and obsolete inventory, tell us and disclose how your evaluations have resulted in material adjustments to inventory and if so, how such adjustments are reflected in your financial statements. Refer to Section V of SEC Release 33-8350.

Kimball Electronics’ Response:
The Company has revised the disclosure on page 58 of the Information Statement in response to the Staff's comment.

Certain Relationships and Related Party Transactions, page 74

20.
Please describe the material features of the policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, and disclose whether or not such policies and procedures are, or will be, in writing.

Kimball Electronics’ Response:
The Company has revised the disclosure on page 76 of the Information Statement in response to the Staff’s comment.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

Security Ownership of Certain Beneficial Owners and Management, page 76

21.
Please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities such as Dimensional Fund Advisors LP and BlackRock, Inc.

Kimball Electronics’ Response:
In response to the Staff’s comment, we note that neither of Dimensional Fund Advisors LLP nor BlackRock, Inc. are affiliated with Parent, Kimball Electronics or any member of Parent’s senior management and that the information in footnotes (d) and (e) on page 81 of the Information Statement discloses the entities who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by such entities. We respectfully advise the Staff that such information was obtained from, in respect of Dimensional Fund Advisors LP, the Schedule 13G/A filed on February 10, 2014 as updated by the Schedule 13F filed by such Share Owner on May 14, 2014, and in respect of BlackRock, Inc., the Schedule 13G/A filed on January 29, 2014 as updated by the Schedule 13F filed by the Share Owner on May 2, 2014.

Combined Financial Statements
Combined Statements of Cash Flows, page F-6

22.
We note your presentation of “net transfers to parent” as a cash outflow from financing activities. We further note from disclosure on page 53 that you have transferred cash both to and from the parent company. Please tell us what consideration was given to disclosing gross proceeds from and payments to the parent company. To the extent that proceeds and payments are material, also tell us what consideration was given to disclosing the amounts under liquidity and capital resources in MD&A. Refer to ASC 230-10-45-7 through 9.

Kimball Electronics’ Response:
Parent utilizes a centralized approach to cash management.  Under this approach, cash is commingled for all of the Company's domestic subsidiaries along with other subsidiaries of Parent (foreign subsidiaries have distinct and separate bank accounts).  Centralized excess commingled cash is swept from Parent's master bank account daily into investments governed by Parent's investment policy.  The centralized accounts are owned by Parent and the cash is not separately identifiable to the Company, and therefore the accounts are not included in Kimball Electronics' historical financial statements. As a result, Kimball Electronics' domestic cash inflows/outflows do not increase/decrease Kimball Electronics' bank accounts, but rather increase/decrease Parent's centralized bank accounts and are shown on the financial statements as Net Transfers To/From From Parent. In the historical and pro forma financial statements, all intercompany balances between Kimball Electronics and Parent have been classified as equity as the Company plans to convert the balances to equity, on a net basis, as of the date of the spin-off.
In evaluating whether the transfers should be presented net or gross in the Statements of Cash Flows, the Company considered the following:

•	The transfers are settled daily, therefore the turnover is quick.

•
The transfers relate to a high volume of cash transactions, and the amounts are very large.  For example, all customer receipts, supplier payments, and payroll payments are transacted through Parent’s centralized bank accounts and settled through the Net Transfers To/From Parent.

•
The maturity is short as the intercompany balance resulting from Net Transfers To/From Parent is effectively due on demand to Parent and therefore considered to have a maturity of three months or less.

Based on the preceding factors and consideration of the guidance in ASC 230-10-45-7 through 9, the Company does not believe disclosing gross proceeds from and payments to Parent in either the Statements of Cash Flows or the MD&A would aid investors in understanding operating, investing, or financing activities.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

Notes to Combined Financial Statements
Note 1 Summary of Significant Accounting Policies
Segment Information, page F-8

23.
We note that you consider your operating segments to be similar based on “the nature of the products and services, the production process, the type of customers, and the methods used to distribute [y]our products and services” and you concluded that the operating segments meet the criteria for aggregation into one reportable segment. Please tell us what consideration was given to the economic characteristics of each of your operating segments and provide us with historical and forecasted sales growth, gross margins and operating margins. Also, describe how the operating segments are economically similar in light of the risks related to your operations in China, Thailand, Poland, and Mexico as disclosed on page 15. Refer to ASC 280-10-50-11.

Kimball Electronics’ Response:
Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is supplementally furnishing with this response historical and forecasted sales growth, gross margins and operating margins and its analysis of the similar long-term economic characteristics of the Company's operating segments in accordance with the requirements of 17 C.F.R. §200.83 and Rules 101(c)(1)(i) and (2) of Regulation S-T.  The Company hereby requests that such information be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release.  The supplemental material is not being furnished in electronic format and is not being filed with nor deemed part of the Registration Statement or any amendment thereto.
The Company's international business units are subject to similar risks typical of foreign operations which are closely monitored and managed where possible to mitigate significant long-term economic impact. These risks include:

•	Economic and political instability

•	Warfare, riots, terrorism and other forms of violence or geopolitical disruptions

•	Compliance with the Foreign Corrupt Practices Act

•	Changes in foreign regulatory requirements and laws

•	Foreign labor practices.
Events such as the political unrest in Thailand and violence in Mexico are evaluated for impact on the Company's employees and customers, and appropriate measures are taken to ensure a safe working environment and continuity of supply. Foreign currency risks are addressed both contractually with the Company's customers and through a hedging program focused on mitigating the impact of foreign currency fluctuations on the Company's operating cash flows. Periodic reviews of changes in the regulatory environments and compliance training are part of the Company's risk mitigation strategies. The similarities in capabilities across all the Company's business locations, in conjunction with an effective Transfer of Work process also serve as risk mitigation to ensure business continuity. While the degree of risk in the above areas may vary based on geopolitical and economic events, the Company believes the risks to be similar across all their international business units. As an example, foreign labor practices are constantly changing in all the foreign countries in which the Company operates and therefore must constantly monitor and evaluate their practices against these changes. The same can be said of the regulatory environments in these countries. There are varying degrees of political instability from the local and federal governments in the countries in which the company operates. While to date these have had minimal and short impacts on the business, the Company continues to monitor and reassess the risk, and views this risk as being similar across all of their international locations. As an example, the events in Russia may have an impact on political instability in Eastern Europe and impact the Poland operation, just as the government protests in Thailand or the labor protests in China may impact the Company's businesses there.

The above risks are taken into account during the Company's quoting process and negotiations with customers. The Company utilizes a standardized costing and quoting tool for all of its projects that takes into account the risks associated with the various locations and the Company targets a similar operating margin percent for all business units. At the request of customers, the Company often transfers programs or parts of programs across its various business units. This is often done to support customers’ wish for the Company to do safe-launches of programs in certain geographies that have proximity to the customer and/or stronger engineering resources, and then, after the program is stabilized with few engineering changes, the program may be moved to a different business unit in a

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

low-cost geography or one with proximity to customers, allowing the Company's customers to improve costing and market penetration.

Revenue Recognition: page F-9

24.
We note from disclosure provided elsewhere in the filing that certain customers are granted longer payment terms than others. Please revise to disclose your customary payment terms and tell us what constitutes longer payment terms and when longer payment terms are considered to be extended payment terms.

Kimball Electronics’ Response:
The Company has revised the disclosure on page F-9 of the Information Statement in response to the Staff's comment.

25.
Based on the disclosure on page 40 you have different types of service revenue offerings, transactions and arrangements. Please tell us how for each of these you have addressed the disclosures required pursuant to SAB Topic 13.B Interpretive Response to Question 1. In addition, your accounting policy for cost of sales should similarly be included in your accounting policy disclosures.

Kimball Electronics’ Response:
The Company states in the Information Statement that they are a "global provider of engineering, manufacturing, and supply chain services to customers in the automotive, medical, industrial, and public safety end markets." The industry is also referred to as the Electronic Manufacturing Services industry. In their industry, the term "services" is used in a broad sense to describe the total package of value they provide to customers including their primary source of revenue which is the manufacturing of electronic assemblies built to customer specifications. In this context, "service" includes the manufacturing of electronic assemblies as well as the qualitative factors associated with that production — quality control, reliability, regulatory compliance, flexibility provided by our global footprint, and life cycle management. The Company does not charge separately for the "services" that represent qualitative factors, and their implicit value or cost in relation to the total sale is not determinable. During fiscal year 2013, the Company's service revenue (representing actual charges for services provided to customers) was only $0.7 million, or approximately 0.1% of net sales. Cost of sales from services would also approximate a very small percentage. Per Rule 5-03(b) of Regulation S-X, if income is derived from more than one of the subcaptions described under Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under Rule 5-03.2 shall be combined in the same manner. Because service revenue and related costs are immaterial, the Company believes it is appropriate to disclose net sales and cost of sales each as one line, and the revenue recognition policy in Note 1 of the annual financial statements only references product revenue.
In order to clarify disclosures in the Business section on page 41 of the Information Statement and throughout the document, the Company has inserted the bold underlined wording as follows:
Kimball Electronics was incorporated in 1998 and is a global provider of engineering, manufacturing, and supply chain services to customers in the automotive, medical, industrial, and public safety end markets. We offer a package of value that begins with our core competency of producing “durable electronics” and includes our set of robust processes and procedures that help us ensure that we deliver the highest levels of quality, reliability, and service throughout the entire life cycle of our customers’ products.

The Company also added the following disclosure to the Revenue Recognition policy in Note 1 of the annual financial statements on page F-8 of the Information Statement:
Our net revenue is principally from the manufacturing of electronic assemblies built to customer specifications. We recognize revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable, and collectability is reasonably assured. Generally, these criteria are met at either the time the product is shipped to the customer or when the product is delivered to the customer, depending on the terms and conditions of the sale. Shipping and handling fees billed to customers are recorded as sales while the related shipping and handling costs are included in cost of goods sold. We recognize sales net of applicable sales tax. Based on estimated product returns and price concessions, a reserve for returns and allowances is recorded at the time of the sale, resulting in a reduction of revenue.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

26.
To the extent you offer product delivery along with service offerings, please tell us how your presentation of “net sales” and “cost of sales” lines in the combined statements of income addresses the presentation requirements of Rule 5-03(b)(1) and (2) of Regulation S-X.

Kimball Electronics’ Response:
Similar to our response to Question 25 above, the Company added disclosure to the Revenue Recognition policy in Note 1 of the annual financial statements on page F-8 of the Information Statement.

27.	Please revise to disclose how the following criteria for revenue recognition are met:

•	Persuasive evidence of an arrangement exists;

•	The arrangement fee is fixed or determinable; and

•	Collectibility is reasonably assured.
Refer to SAB Topic 13.B and ASC 235-10-50-3.
Kimball Electronics’ Response:
These criteria are consistent with the Company's policy for recognizing revenue. The Company has revised the disclosure of the revenue recognition policy in Footnote 1 of the annual financial statements on page F-8 of the Information Statement in response to the Staff's comment.

28.	We note that you record a reserve for returns and allowances at the time of sale based on estimated product returns and price concessions. Please tell us what consideration was given to:

•	Disclosing the terms and conditions of the product return and price concession provisions of your arrangements;

•	Including the reserve for returns and allowances in Schedule II, Valuation and Qualifying Accounts, pursuant to Rule 5-04 of Regulation S-X; and

•	Disclosing your methodology and assumptions for estimating products returns and price concessions under critical accounting estimates.
Kimball Electronics’ Response:
As disclosed in the Revenue Recognition policy in Footnote 1 of the annual financial statements, based on estimated product returns and price concessions, a reserve for returns and allowance is recorded at the time of the sale, resulting in a reduction of revenue. The reserve for returns and allowances was immaterial as it totaled $0.3 million, $0.3 million, and $0.4 million as of June 30, 2013, June 30, 2012, and June 30, 2011, respectively. The returns and allowances reserve trended between 0.2% and 0.6% of gross trade receivables during fiscal years 2013, 2012, and 2011.
Note 9 Income Taxes, page F-19

29.
We note the significant impact of “foreign tax effect” on your effective tax rate. Please provide us with a breakdown of the components included in this line item of your effective tax rate reconciliation for each period presented, and tell us what consideration was given to providing further quantitative breakdown of this line item in your disclosures. Refer to Rule 4-08(h)(2) of Regulation S-X.

Kimball Electronics’ Response:
The foreign tax effect line of the Company’s effective tax rate reconciliation for each period represents the difference between foreign earnings multiplied by the US federal statutory tax rate of 35% compared to the actual foreign income taxes recorded excluding the change in valuation adjustments which is separately reported on the effective tax rate reconciliation.  The primary component of this line is the effect of foreign earnings that are taxed at rates different from the US federal rate, which may vary significantly based on the mix of earnings among U.S and foreign jurisdictions.  The Company has disclosed the impact of the mix of earnings and different rates, as well as reasons

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

for the variation in effective tax rates, in the MD&A — Results of Operations sections (see pages 52 and 54 of the Information Statement).  Other components included within the foreign tax effect line are foreign tax credits and the effect of foreign exchange rates.  While there are several components comprising foreign tax expense, the consistent characteristic of each is that they result from non-U.S. operations. The Company considered Rule 4-08(h)(2) of Regulation S-X and concluded that it was most appropriate to present the various foreign rate impact line items together as one line in the rate reconciliation. The Company concluded that using a consistent approach to presenting the foreign tax elements as one rate reconciliation item was adequately informative to the users of the consolidated financial statements.

30.
We note that at the end of fiscal 2013 you had deferred tax assets (“DTAs”) related to net operating losses (“NOLs”) of $5,759 which expire from fiscal year 2013 to 2032, and DTAs related to tax credit carry-forwards of $2,720, which expire from fiscal year 2020 to 2033. Please tell us what consideration was given to separately disclosing the amounts of federal, state and/or foreign NOL and credit carry-forwards, along with expiration information, and any amounts that can be carried forward indefinitely. Refer to ASC 740-10-50-3.

Kimball Electronics’ Response:
The Company considered ASC 740-10-50-3 and concluded it was most appropriate to present the federal, state and foreign DTAs related to the NOLs and tax credit carry-forwards together as one consolidated amount as the Company concluded that amounts at a jurisdictional level are immaterial for separate disclosure.  The Company will continue to report these items on a consolidated level unless an amount becomes material at a jurisdictional level.

31.
Please reconcile for us the computation of your deferred tax asset related to goodwill for the reported periods to the goodwill on your balance sheets. In this regard the deferred tax asset exceeds the carrying amount of goodwill reported as of June 30, 2013 and 2012.

Kimball Electronics’ Response:
The following is a reconciliation of goodwill as compared to the deferred tax asset related to goodwill:

June 30, 2013 (in thousands)
				Deferred
	Book Basis	Tax Basis	Difference	Tax Asset
Deductible Goodwill	$316	$7,640	$7,324	$2,755
Non-Deductible Goodwill	2,195
Total Goodwill per Balance Sheet	$2,511

June 30, 2012 (in thousands)
				Deferred
	Book Basis	Tax Basis	Difference	Tax Asset
Deductible Goodwill	$311	$8,466	$8,155	$3,066
Non-Deductible Goodwill	2,169
Total Goodwill per Balance Sheet	$2,480
The primary drivers causing the difference between book and tax basis of deductible goodwill were the impairment of goodwill for book purposes and the amortization of goodwill for tax purposes.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

Note 15 Geographic Information, page F-27

32.
To the extent “Other Foreign” net sales represent revenues or assets of an individual foreign geographic area or individual country tell us how you have considered separate disclosure of these amounts pursuant to ASC 280-10-50-4.

Kimball Electronics’ Response:
ASC 280-10-50-41 states that "if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately." In accordance with this guidance, the Company considers 10% of consolidated net sales or assets for an individual foreign country to be material for separate disclosure. The "Other Foreign" Net Sales and Long-Lived Assets for fiscal years 2011, 2012 and 2013 did not contain amounts 10% or greater of the Total Net Sales or Total Long-Lived Assets for any individual country.

Exhibits

33.	Please tell us whether you intend to file the credit facility arrangement that you intend to enter into prior to or concurrent with the spin-off.
Kimball Electronics’ Response:
The Company will file a form of the new credit facility in a subsequent amendment to the Information Statement prior to the spin-off after negotiations have been completed.

34.	The exhibits should include the employment agreements with your named executive officers, Donald Charron and John Kahle.
Kimball Electronics’ Response:
The Company will file a form of the employment agreements in a subsequent amendment to the Information Statement prior to the spin-off.

General

35.
We note a number of blank spaces throughout your information statement concerning the beneficial ownership of your securities and the number of shares outstanding following the spin-off, in addition to statements that you will provide additional disclosure in an amendment to the information statement including information regarding your directors. We also note that you have not disclosed the material terms of the Employee Matters Agreement and the Trademark License Agreement because you have not yet entered into them. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Kimball Electronics’ Response:
The Company acknowledges the Staff’s comment. The Company will provide additional information regarding the other matters as soon as practicable in one or more subsequent amendments to the Form 10. The Company also acknowledges that the Staff may have additional comments once the Company provides such disclosure.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

36.
We note that you intend to provide a number of exhibits in an amendment. As these exhibits may trigger a number of disclosure matters, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information.

Kimball Electronics’ Response:
The Company understands the Staff’s comment and will provide the exhibits in one or more subsequent amendments to the Form 10 allowing the Staff a reasonable period of time to review the exhibits as well as changes to the corresponding disclosure.

37.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.
Kimball Electronics’ Response:
The Company has updated their financial statements through the fiscal year third quarter ended March 31, 2014 in accordance with Rule 3-12 of Regulation S-X.

* * * *

Sincerely,

SQUIRE PATTON BOGGS (US) LLP

By:	/s/ TOBY D. MERCHANT
Name:	Toby D. Merchant

Copy:        Stephen C. Mahon, Squire Patton Boggs (US) LLP
Donald D. Charron, Kimball Electronics, Inc.
John H. Kahle, Kimball Electronics, Inc.

Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses clearly and adequately address your questions and comments. However, if you should have further questions or require additional information, we will provide it to you promptly upon your request. If you would like to discuss any of our responses, please call me at 812-482-8597.

Sincerely,

KIMBALL ELECTRONICS, INC.

By:	/s/ DONALD D. CHARRON
Name:	Donald D. Charron
Title:	Chief Executive Officer, Kimball Electronics, Inc.